

Jessica Bledsoe · 3rd

Make your Google Calendar Better | Download the free
Pav*r Google Calendar add-on from the G Suite Marketplace
now!

Louisville, Kentucky · 500+ connections · **Contact info**

Pav*r

UL **University of Louisvi**

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Certified G Suite Trainer

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Experience

Co-Founder & CEO
Pav*r
Jul 2019 – Present · 1 yr 3 mos
Louisville, Kentucky Area

The calendar is always the first place we put details about an upcoming meeting or event, but we then use other apps, sticky notes, or sometimes just our brains to remember the important details. With Pav*r, you can add additional fields, like checkboxes, picklists, and text fields, to keep track of those important event details all in one place. Assign tasks, label your calendar entries, and generate documents - all from Google Calendar.

Visit https://www.getpavr.com to become a pilot user!

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CEO
RCN Technologies
Jan 2013 – Present · 7 yrs 9 mos
Louisville, KY

Are you dreaming of streamlined systems, processes that are proven, and having a business that runs like a well-oiled machine? Stop trying to DIY your tech and let us help you build the business of your dreams.

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Education



University of Louisville
Bachelors of Arts, Communications
2011 – 2013

Jefferson Community & Technical College
Associates, Real Estate
2008 – 2010

Licenses & Certifications



Certified Google Apps Administrator
Google
Issued Apr 2017 · Expired Apr 2019



Certified G Suite Trainer

Google



